

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2019

B. Sonny Bal, M.D.
President and Chief Executive Officer
Sintx Technologies, Inc.
1885 West 2100 South
Salt Lake City, UT 84119

>   **Re: Sintx Technologies, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 1, 2019**
>   **File No. 333-234438**

Dear Dr. Bal:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 1, 2019

Cover page

1.   We note your disclosure that you may extend the rights offering in your sole discretion. Please revise your disclosure to state a termination date that is not indefinite. Refer to Item 501(b)(8)(iii) of Regulation S-K.

The Rights Offering
No Revocation or Change, page 25

2.   We note your disclosure that all exercises of subscription rights are irrevocable even if purchasers learn information about you that purchasers consider to be unfavorable. Please tell us the circumstances under which you will provide your shareholders with the right to revoke subscriptions in the event of material developments during the offering period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joe McCann at 202-551-6262 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David F. Marx, Esq.